SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES FLIGHT & JOB CUTS AT DUBLIN AIRPORT, AS IRISH GOVT €10 TAX DEVASTATES TOURISM

Ryanair, Dublin airport's largest airline, today (Thurs 12th Feb 09) announced details of its first ever Summer season flights and traffic cut backs at Dublin Airport, as the combination of high and rising DAA charges, allied to the Irish Government's crazy decision to impose a €10 tourist tax from 30th March next is set to decimate traffic and tourism through Dublin Airport.

Ryanair confirmed that the combination of the DAA's high costs and third rate facilities has already caused traffic at Dublin to collapse this winter, with DAA's monthly traffic now running some 9% behind the previous year. This is a loss of 150,000 passengers per month or almost 2 million passengers annually. Ryanair believes this traffic decline will accelerate on 30th March next when the Irish Government's idiotic €10 tourist tax is introduced. This will make Dublin and Ireland a higher cost destination and render it uncompetitive against other European cities/countries, where airports are lowering costs and Governments are welcoming tourists, not taxing them.  Ryanair's traffic continues to grow at airports that do not impose such idiotic taxes as demonstrated by Ryanair's 11% traffic growth in January 2009.

Ryanair today announced substantial reductions in its base at Dublin Airport for the summer 2009 schedule including:

  A 20% cut in Dublin based aircraft (22 to 18).

  A 18% cut in weekly rotations (from over 700 to under 600).

  A 20% drop in Ryanair's Dublin traffic from 10.8m to 8.7m pax in 2009/10.

  The loss of 200 jobs among pilots, cabin crew and engineers.

  Further cuts in Ryanair's Dublin winter schedule will be announced later.

Announcing these Dublin cutbacks, Ryanair's Michael O'Leary said:

"The combination of the DAA's high costs, and awful facilities has already created a traffic collapse at Dublin Airport this winter (December traffic fell by 9% with 150,000 fewer passengers). The decision by the Irish Government to introduce a flat rate €10 tourist tax from April is nothing less than "tourism suicide". This travel tax when introduced (appropriately on April Fools Day) will exacerbate the traffic decline at Dublin, as price sensitive visitors will avoid Ireland and choose other lower cost destinations.

"Ryanair has repeatedly called for this tax to be made fairer by making it a percentage of the air fare paid, or alternatively why not scrap the tax altogether and generate equivalent savings by closing quangos like Tourism Ireland and Fáilte Ireland which spend over €150m p.a., but deliver few if any visitors.

"This travel tax has already failed in the UK and Dutch markets, where they caused traffic declines and sadly the Irish Government's tourist tax is doomed to a similar failure. This Government must realise you can only promote tourism by welcoming visitors, not taxing them.

"The catastrophic collapse in Irish traffic and tourism over the coming year will add more weight to the growing calls for the break up of the DAA monopoly, the dismissal of the useless Irish Aviation Regulator and further evidence, if it were needed, that the Department of Transport's sole policy continues to be the protection of its high cost, inefficient semi-state monopolies at the expense of Irish consumers and visitors.

"As in Shannon, these cuts can and will be reversed if the Government's suicidal €10 tourism tax is reversed on or before 30th March next".

DUBLIN SUMMER '09 CUTBACKS

	‘08	‘09	% Fall
Base Aircraft	22	18	(-20%)
Weekly Rotations	Over 700	Under 600	(-18%)
Pax	10.8m	8.7m	(-20%)
Barcelona	21	14	(-33%)
Leeds B’ford	19	13	(-32%)
Manchester	30	23	(-23%)

Ends.                              Thursday, 12th February 2009

For further information

please contact:            Stephen McNamara         Pauline McAlester

                                     Ryanair Ltd                      Murray Consultants

                                     Tel: +353-1-8121212        Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  12 February 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director